Exhibit 8.1
June 17, 2013
Liberty Global plc
38 Hans Crescent
London SW1X 0Lz
United Kingdom
Ladies and Gentlemen:
We are acting as U.S. tax counsel to Liberty Global plc, an English public company (“Liberty Global”), in connection with the offering by Liberty Global of up to 13,816,052 of its Class A ordinary shares, and up to 10,316,535 of its Class C ordinary shares (together, the “Shares”), from time to time upon the exchange of the outstanding 6.50% convertible senior notes of Virgin Media Inc. due November 15, 2016 (the “Convertible Notes”) pursuant to the registration statement on Form S-3 (the “Registration Statement”) that was filed by Liberty Global on June 17, 2013, with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Act”), and the related prospectus dated June 17, 2013 (the “Prospectus”).
Subject to the assumptions, qualifications and limitations set forth in the discussion in the Prospectus under the caption “Material United States Federal Income Tax Considerations Related to Conversion of the Convertible Notes,” we confirm that such discussion, insofar as it concerns conclusions of law, constitutes our opinion as to the material United States federal income tax consequences relating to the exchange of Convertible Notes for Shares, as well as the ownership and disposition of the Shares, by exchanging holders of such Convertible Notes.
We hereby consent to the filing of this opinion of counsel as Exhibit 8.1 to the Registration Statement. In giving such consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the SEC thereunder.
Sincerely,
/s/ Baker Botts L.L.P.